

September 7, 2010

Via U.S. Mail and Facsimile

Robert E. Trautmann
Senior Executive Vice President and General Counsel
People's United Financial, Inc.
850 Main Street
Bridgeport, CT 06604

>   **Re: People's United Financial, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed August 11, 2010**
>   **File No. 333-168766**

Dear Mr. Trautmann:

        We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed August 11, 2010

Proxy Statement/Prospectus cover page

1.   Please revise to disclose the amount of securities to be offered. Refer to Item 501(b)(2) of Regulation S-K.

Summary

What Smithtown Bancorp Stockholders Will Receive …, page 1

2.   Please consider providing prior to the special meeting and through the closing of the merger a toll-free number, website address or other medium through which Smithtown Bancorp shareholders can obtain up-to-date information concerning the implied value of the merger consideration, including cash and fractional share values.

Opinion of Smithtown Bancorp's Financial Advisor

General

3.   We note that Smithtown Bancorp disclosed financial projections to Sandler O'Neill. Please revise your proxy statement/prospectus to disclose the financial projections.

Sandler O'Neill's Compensation and Other Relationships …, page 46

4.   Please revise to disclose the information required by Item 1015(b)(4) of Regulation M-A. See Item 4(b) of Form S-4.

Material U.S. Federal Income Tax Consequences of the Merger

Tax Consequences of the Merger Generally, page 52

5.   Please revise the first sentence on page 53 so as to not assume a legal conclusion underlying the tax opinion to be provided.

Litigation Relating to the Merger, page 58

6.   Please provide the staff with copies of the complaints referred to in this section as well as any others that have been filed since the initial filing of the registration statement.

Where You Can Find More Information, page 197

7.   We note that you incorporate by reference additional documents that you may file with the Securities & Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the

Securities Exchange Act of 1934, as amended, "between the date of this proxy statement/prospectus and the date of the Smithtown Bancorp special meeting." Please revise to clarify that you are incorporating by reference all filings filed pursuant to the Exchange Act after "the date of the initial registration statement and prior to effectiveness of the registration statement." Alternatively, confirm that you will file a pre-effective amendment prior to effectiveness that will specifically incorporate reports filed during the waiting period. Refer to Securities Act Forms Compliance & Disclosure Interpretation 123.05 as guidance.

8.   We note that you incorporate by reference the Form 10-Q for the quarter ended June 30, 2009. Please revise to incorporate by reference the Form 10-Q for the quarter ended June 30, 2010.

Item 21. Exhibits and Financial Statement Schedules

9.   Please file all exhibits with your next pre-effective amendment, or tell us when you plan to file them. Please note that we may have comments after reviewing these documents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robert E. Trautmann
People's United Financial, Inc.
September 7, 2010
Page 4

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at
(202) 551-3491 with any questions.

                                                Sincerely,

                                                Todd K. Schiffman
                                                Assistant Director

cc: Lee Meyerson, Esq.
        Elizabeth A. Cooper, Esq.
            Simpson Thacher & Bartlett LLP